Exhibit 99.1

For Immediate Release

Contact: Harvey Grossblatt, CEO

Universal Security Instruments, Inc.

(410) 363-3000, Ext. 224

or

Zachary Mizener

Lambert & Co.

(315) 529-2348

Universal Security Instruments Reports Third-Quarter Results

OWINGS MILLS, Md. February 14, 2025 - Universal Security Instruments, Inc. (NYSE AMEX: UUU) today announced results for its fiscal third quarter and nine months ended December 31, 2024.

For the three months ended December 31, 2024, sales increased 18.9% to $5,535,148 compared to sales of $4,654,978 for the same period last year. The Company reported a net loss of $936,639, or $0.40 per basic and diluted share, compared to net income of $102,176 or $0.04 per basic and diluted share for the same period last year.

For the nine months ended December 31, 2024, sales increased 15.0% to $17,336,933 versus $15,071,204 for the same period last year. The Company reported a net loss of $801,867, or $0.35 per basic and diluted share, compared to net income of $80,881 or $0.03, per basic and diluted share for the corresponding 2023 period.

Harvey Grossblatt, CEO said: “As previously reported, on October 29, 2024, the Company entered into an Asset Purchase Agreement with Feit Electric Company, Inc. The quarterly and year-to-date results for the periods ended December 31, 2024, were lower due to bulk sales of excess and obsolete inventory at reduced gross profit margins and substantial expenses which we incurred in the quarter and nine months ended December 31, 2024, in furtherance of the potential asset sale. The Company expects to continue business as usual while it seeks shareholder approval of the potential sale and closing of the Asset Purchase Agreement which, if approved, is expected to occur in the second quarter of calendar 2025.”

Mr. Grossblatt added: “Our Board approved the asset sale to Feit after much consideration to allow the Company to drive long-term value for our shareholders. If the asset sale is not approved, the Company will need to consider alternatives, including delisting its shares from the NYSE MKT and terminating its periodic reporting obligations under the federal securities laws. For assistance in voting your shares, please call our proxy solicitor, Laurel Hill Advisory Group LLC, at 1-888-742-1305.”

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer and distributor of safety and security devices. Founded in 1969, the Company has an over 56-year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms. For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

"Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

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UNIVERSAL SECURITY INSTRUMENTS, INC.

CONDENSED CONSOLIDATED INCOME STATEMENTS

(UNAUDITED)

	Three Months Ended December 31,
	2024	2023
Sales	$5,535,148	$4,654,978
Net (loss) income	(936,639)	102,176
(Loss) Earnings per share:
Basic and diluted	$(0.40)	$0.04
Weighted average number of common shares outstanding:
Basic and diluted	2,312,887	2,312,887

	Nine Months Ended December 31,
	2024	2023
Sales	$17,336,933	$15,071,204
Net (loss) income	(801,867)	80,881
(Loss) Earnings per share:
Basic and diluted	$(0.35)	$0.03
Weighted average number of common shares outstanding:
Basic and diluted	2,312,887	2,312,887

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	Dec. 31, 2024	Dec. 31, 2023
ASSETS
Cash	$58,882	$39,178
Accounts receivable and amount due from factor	3,277,573	3,353,127
Inventory	6,060,327	4,880,508
Prepaid expense	123,744	399,318
TOTAL CURRENT ASSETS	9,520,526	8,672,131

PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS–NET	67,861	231,823
OTHER ASSETS	-	-
TOTAL ASSETS	$9,588,387	$8,903,954

LIABILITIES AND SHAREHOLDERS’ EQUITY

Line of credit – factor.	$1,499,653	$1,121,064
Short-term portion of operating lease liability	53,289	156,851
Accounts payable	3,431,950	1,878,990
Accrued liabilities	442,335	254,062
TOTAL CURRENT LIABILITIES	5,427,227	3,410,967
LONG TERM PORTION OF OPERATING LEASE LIABILITY	-	53,289
TOTAL LONG-TERM LIABILITIES	-	53,289
SHAREHOLDERS’ EQUITY:
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 2,312,887 at December 31, 2024 and 2023	23,129	23,129
Additional paid-in capital	12,885,841	12,885,841
Accumulated Deficit	(8,747,810)	(7,469,272)
TOTAL SHAREHOLDERS’ EQUITY	4,161,160	5,439,698
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$9,588,387	$8,903,954